SCHEDULE 13G

(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments
Thereto Filed Pursuant to Rule 13d-2.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No.        )*

Krispy Kreme Doughnuts, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
501014104
(CUSIP Number)
October 27, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed:

     ☑ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	501014104

1	NAMES OF REPORTING PERSONS: Schultze Master Fund, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Tax I.D. 98-0425156

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,399,397

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

3,399,397

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,399,397

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	501014104

1	NAMES OF REPORTING PERSONS: Schultze Asset Management, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Tax I.D. 22-3563247

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,875,244

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

3,875,244

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,875,244

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA

CUSIP No.	501014104

1	NAMES OF REPORTING PERSONS: George J. Schultze

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,875,244

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

3,875,244

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,875,244

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1.
(a)	Name of Issuer:

Krispy Kreme Doughnuts, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

370 Knollwood Street, Winston-Salem, North Carolina 27103
Item 2.
Schultze Master Fund, Ltd.
(a)	Name of Person Filing:

Schultze Master Fund, Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

c/o Q&H Corporate Services Ltd., Third Floor, Harbour Centre, Grand Cayman, Cayman Islands

(c)	Citizenship: Cayman Islands

(d)	Title of Class of Securities:

Common Stock, no par value

(e)	CUSIP Number:

501014104
Schultze Asset Management, LLC
(a)	Name of Person Filing:

Schultze Asset Management, LLC

(b)	Address of Principal Business Office or, if none, Residence:

3000 Westchester Avenue, Purchase, NY 10577

(c)	Citizenship: Delaware

(d)	Title of Class of Securities:

Common Stock, no par value

(e)	CUSIP Number:

501014104
George J. Schultze
(a)	Name of Person Filing:

George J. Schultze

(b)	Address of Principal Business Office or, if none, Residence:

c/o Schultze Asset Management, LLC, 3000 Westchester Avenue, Purchase, NY 10577

(c)	Citizenship: United States of America

(d)	Title of Class of Securities:

Common Stock, no par value

(e)	CUSIP Number:

501014104
               Schultze Asset Management, LLC acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (the “Managed Accounts”). In its capacity as investment manager, and pursuant to investment management agreements between Schultze Asset Management, LLC and each Managed Account, Schultze Asset Management, LLC has the sole power to vote and dispose of the securities owned by the Managed Accounts.
               Schultze Master Fund, Ltd. is one of Schultze Asset Management, LLC’s Managed Accounts. George J. Schultze is the Managing Member of Schultze Asset Management, LLC. George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC.
               Both Schultze Asset Management, LLC and George J. Schultze disclaim beneficial ownership of the shares of Common Stock, no par value, reported, except to the extent of their respective pecuniary interest in such shares of Common Stock.

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:
(a)☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);*

(f)☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);

(h)☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

*Schultze Asset Management, LLC is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

Item 4. Ownership.
Schultze Master Fund, Ltd.
(a)	Amount beneficially owned: 3,399,397 shares.*

(b)	Percent of class: 5.5%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 3,399,397.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 3,399,397.

* Pursuant to an investment management agreement, Schultze Master Fund, Ltd. has granted Schultze Asset Management, LLC the sole power to vote and dispose of the shares of the Common Stock.
Schultze Asset Management, LLC
(a)	Amount beneficially owned: 3,875,244 shares.*

(b)	Percent of class: 6.3%.*

(c)	Number of shares as to which the person has:
(j)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 3,875,244.

(iv)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 3,875,244.

* Pursuant to investment management agreements, various Managed Accounts, including Schultze Master Fund, Ltd., have granted Schultze Asset Management, LLC the sole power to vote and dispose of the shares of the Common Stock.
George J. Schultze
(a)	Amount beneficially owned: 3,875,244 shares.*

(b)	Percent of class: 6.3%.*

(c)	Number of shares as to which the person has:
(k)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 3,875,244.

(v)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 3,875,244.

* George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC.
Item 5. Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of a Group.
     Not applicable.
Item 10. Certification.
     (a) This Schedule 13G is being filed by Schultze Asset Management, LLC pursuant to Rule 13d-1(b):
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
     (b) This Schedule 13G is being filed by Schultze Master Fund, Ltd. and George J. Schultze pursuant to Rule 13d-1(c):
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2006

SCHULTZE MASTER FUND, LTD.

/s/ George J. Schultze
Name: George J. Schultze Title: Director

SCHULTE ASSET MANAGEMENT, LLC

/s/ George J. Schultze Name: George J. Schultze Title: Managing Member

/s/ George J. Schultze George J. Schultze

JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them of the Schedule 13G (including any amendments thereto, the “Schedule 13G”) with respect to the shares of Common Stock, no par value, of Krispy Kreme Doughnuts, Inc. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Schedule 13G on his behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
Date: November 6, 2006

SCHULTZE MASTER FUND, LTD.

By:	/s/ George J. Schultze

Name: George J. Schultze
Title: Director

SCHULTZE ASSET MANAGEMENT, LLC

By:	/s/ George J. Schultze

Name: George J. Schultze
Title: Managing Member

George J. Schultze